

Mail Stop 3561

August 10, 2009

Via U.S. Mail and Facsimile to (912) 925-1765

Mr. William C. Parker
Chief Executive Officer
MIT Holding, Inc.
37 West Fairmont Ave., Suite 202
Savannah, GA 31406

> **Re:** **MIT Holding, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 6, 2009**
> **File No. 333-136791**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure in paragraph one that Drakeford & Drakeford, LLC must *refuse to stand for re-election* and *resigned*, while in paragraph two you reference a date of *dismissal*. Please revise to provide consistent disclosure that states whether Drakeford & Drakeford, LLC resigned, declined to stand for re-election, or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please revise to indicate that the PCAOB has revoked the registration of your prior auditor, Drakeford & Drakeford, LLC. Alternatively, confirm to us that you will provide such disclosure in Item 9 of your Form 10-K/A for the fiscal year ended December 31, 2008 that includes your re-audited financial statements.

3. We note that you only disclose the uncertainty expressed by your former auditors for the fiscal year ended December 31, 2008. Please revise to disclose the uncertainty expressed by your former auditors in their reports for *the past two years*, as required by Item 304(a)(1)(ii) of Regulation S-K.

4. Please provide the former accountant with a copy of your revised disclosure in the amended Form 8-K and request the former accountant furnish you with a letter addressed to the Commission pursuant to Item 304(a)(3) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

       Sincerely,

       Ryan C. Milne
       Accounting Branch Chief